UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 28, 2015, entitled "Notice of annual general meeting".

Notice of annual general meeting

The annual general meeting of Statoil ASA (OSE:STL, NYSE:STO) will be held on 19 May 2015 at 17:00 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

Notice of the annual general meeting is attached hereto.

To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 19 May 2015 at 17:00 (CET)

at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway

AGENDA

  Opening of the annual general meeting by the chair of the corporate assembly (no voting)

  Registration of attending shareholders and proxies (no voting)

  Election of chair for the meeting
  The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

  Approval of the notice and the agenda

  Election of two persons to co-sign the minutes together with the chair of the meeting

  Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2014, including the board of directors’ proposal for distribution of 4Q 2014 dividend
  The board of directors proposes a 4Q 2014 dividend of NOK 1.80 per share, implying a total dividend of NOK 7.20 per share for 2014. The 4Q 2014 dividend accrues to the shareholders as of 19 May 2015, with expected dividend payment on 29 May 2015.

  The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 4 June 2015.

  The shares will be traded ex-dividend on the Oslo stock exchange from 20 May 2015. For US ADR holders, the ex-dividend date will be 19 May 2015.

  Proposal from shareholders regarding Statoil’s strategic resilience for 2035 and beyond
  Two shareholders have proposed the following resolution:
  “That in order to address our interest in the longer term success of the Company, given the recognised risks and opportunities associated with climate change, we as shareholders of the Company direct that routine annual reporting from 2016 includes further information about: ongoing operational emissions management; asset portfolio resilience to the International Energy Agency’s (IEA’s) scenarios; low-carbon energy research and development (R&D) and investment strategies; relevant strategic key performance indicators (KPls) and executive incentives; and public policy positions relating to climate change. This additional ongoing annual reporting could build on the disclosures already made to CDP (formerly the Carbon Disclosure Project) and/or those already made within the Company’s Scenarios, Sustainability Report and Annual Report.”

  The shareholders’ supporting statement and the board’s response is enclosed to this call for meeting and is also available at www.statoil.com/agm.
  The board of directors recommends the general meeting to support the proposal.

  Proposal from shareholders regarding Statoil’s reporting
  Two shareholders have proposed the following resolution:
  “In order to address the long-term viability of Statoil’ strategic direction, given the recognised risks and opportunities associated with climate change, we direct the following:

  We ask that Statoil’s project within the portfolio should be assessed for its resilience against IPCC’s AR5 scenarios. Within the assessment, we request explicit focus on:

  a. High-risk assets such as unconventional fossil fuel investments, including Arctic-, tar sands-, extreme deep water- and all new projects in the portfolio.

  b. Assets that can help mitigate this risk, such as renewable energy research and development and investment strategies.
  The assessment should be outlined to investors in routine reporting from 2016. We further request that if these assessments reveal that the portfolio leaves the company with inadequate adaptability in a low-carbon scenario, Statoil should also present a strategy to readjust the portfolio by pulling out the implicated projects.”

  The shareholders’ supporting statement and the board’s response is enclosed to this call for meeting and is also available at www.statoil.com/agm.

  The board of directors recommends the general meeting to vote against the proposal.

  Proposal from shareholder regarding Statoil’s strategy
  A shareholders has proposed the following resolution:
  “The board develops a new strategy for a more sustainable development and administration of the company’s resources and business. The strategy should reflect the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate goals. The board should in this context consider opportunities and consequences associated with the following relevant individual strategies:
  1. Terminate the exploration for new oil and gas sources nationally and globally
  2. Minimize CO2 emissions from producing fields and processing facilities as far as possible, including carbon capture and storage
  3. Diversify the business with a renewed and heavy focus on renewable energy production, nationally and globally, based on wind, and perhaps wave power.

  The utilization of investment funds released through the termination of new oil and gas field exploration and development for funding emission reductions in existing operations, as well as new investments in renewable energy production, should be considered. The result of the strategy work will be presented in the annual reports for 2015/16.”

  The shareholder’s supporting statement and the board’s response is enclosed to this call for meeting and is available at www.statoil.com/agm.

  The board of directors recommends the general meeting to vote against the proposal.

  Report on Corporate Governance
  Pursuant to section 5-6 (4) of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board’s report on Corporate Governance. The Corporate Governance report is available at www.statoil.com/agm.

  The general meeting shall carry out a consultative vote regarding the Corporate Governance report, and the board proposes that the general meeting endorses the report.

  Declaration on stipulation of salary and other remuneration for executive management
  In accordance with section 6-16a of the Public Limited Liability Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The statement is available at www.statoil.com/agm and is referred to in note 5 to Statoil ASA’s annual report and accounts for 2014 which has been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). In accordance with section 5-6 (3) of the Public Limited Liability Companies Act, the general meeting will consider the statement by an advisory vote.

  Approval of remuneration for the company’s external auditor for 2014

  Election of new deputy member of the Nomination Committee
  As a personal deputy member for Elisabeth Berge, the nomination committee nominates the following member of the nomination committee until the annual general meeting in 2016: Bjørn Ståle Haavik, Director, Ministry of Petroleum and Energy.

  Determination of remuneration for the corporate assembly
  The nomination committee proposes the following changes to the remuneration to the corporate assembly:
	From		To
Chair	NOK	116,400/annually	NOK	120,000/annually
Deputy chair	NOK	61,400/annually	NOK	63,300/annually
Members	NOK	43,100/annually	NOK	44,400/annually
Deputy members	NOK	6,100/meeting	NOK	6,300/meeting

  Determination of remuneration for the nomination committee
  The nomination committee proposes the following changes to the remuneration to the nomination committee:
	From		To
Chair	NOK	11,600/meeting	NOK	11,900/meeting
Members	NOK	8,600/meeting	NOK	8,800/meeting

  Authorisation to distribute dividend based on approved annual accounts for 2014
  An authorisation to the board to approve quarterly dividends must be approved at the annual general meeting.

  The board of directors of Statoil proposes that the shareholders provide an authorisation to the board of directors for quarterly dividends based on the company’s approved annual accounts for 2014. Statoil will announce dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend.

  Proposed resolution:
  “The general meeting of Statoil ASA hereby authorises the board of directors to approve the payments of dividend based on the company’s approved annual accounts for 2014.

  The board of directors shall, when using the authorisation, make its decisions in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

  The authorisation is provided pursuant to the Norwegian Public Limited Liability Companies Act section 8-2 (2) and is valid until the next annual general meeting, but not beyond 30 June 2016.”

  Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
  Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this scheme is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, approximately 80% of the employees participate in the share saving plan. At the annual general meeting in 2014 it was decided to authorise the board to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting in 2015, but no later than 30 June 2015. It is proposed that the general meeting gives the board a new authorisation to acquire shares in the market, in order to continue the company’s share saving plan.

  Proposed resolution:
  “The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 35,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

  The authorisation is valid until the next annual general meeting, but not beyond 30 June 2016. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 14 May 2014.”

  Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
  The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 own shares in the market (approximate 2.4 per cent of the company’s share capital) in accordance with the Public Limited Liability Companies Act section 9-4. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

  The reason for the request for such an authorisation is to enable Statoil’s board of directors to utilise this mechanism permitted by the Public Limited Liability Companies Act with respect to the distribution of capital to the company’s shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company’s capital structure in order to make it more expedient.

  It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company’s share capital. It is also a precondition for the repurchase and the annulment of own shares that the state’s ownership interest in Statoil ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the state’s shares, so that the state’s ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The state currently has an ownership interest of 67 per cent, and the total repurchase/ redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.1 per cent of the company’s share capital).

  It is a precondition for the board of directors’ request for authorisation to repurchase own shares that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state’s shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

  Proposed resolution:
  “The board of directors of Statoil ASA is hereby authorised to acquire in the market on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

  Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Public Limited Liability Companies Act section 12-1.

  The authorisation is valid until the next annual general meeting, but not beyond 30 June 2016.”

  Registration
  Shareholders wishing to attend, either in person or by proxy, should register by 15 May 2015 at 12:00 (CET). Registration may be sent electronically through the company’s website www.statoil.com/agm or through VPS Investor Services. It may also be sent by e-mail: genf.statoil@dnb.no or by post to DNB Bank ASA, Registrar’s Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The registration form has been distributed to the shareholders. Valid ID must be presented when attending in person.

  A shareholder, not present himself/herself at the general meeting, may by 15 May 2015 at 12:00 (CET) cast a vote on each agenda item via the company’s website www.statoil.com/agm or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required).

  Shareholders wishing to vote at the annual general meeting by proxy may send their proxy form electronically via VPS Investor Services, or to DNB Bank ASA, Registrar’s Department, by the above-mentioned deadline. A proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

  If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wishes to vote for his/her shares, then the beneficial shareholder must re-register the shares in a separate VPS account in his/her own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company’s opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

  Statoil ASA is a Norwegian public limited liability company governed by Norwegian law, including the Public Limited Liability Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 8,143,341 own shares which will not be voted for.

  A shareholder has the right to have items included in the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included in the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisors to the general meeting and let one advisor speak on his/her behalf.

  A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company’s financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

  Notice of the annual general meeting and other case documents, including the annual report and accounts, and auditor’s report for 2014, are available on www.statoil.com/agm. Shareholders can request written distribution of the material from www.statoil.com/agm or by contacting Statoil ASA, attn: Investor Relations, PO Box 3, 1330 Fornebu, Norway (e-mail address:irpost@statoil.com).

  Notice of attendance and power of attorney for the annual general meeting have been distributed to the shareholders together with the notice of the meeting.

  Stavanger, 9 April 2015
  The board of directors of Statoil ASA

Case 7 for Statoil ASA Annual General Meeting 19 May 2015

Proposal from shareholders regarding Statoil’s strategic resilience for 2035 and beyond

Two shareholders have proposed the following resolution:
“That in order to address our interest in the longer term success of the Company, given the recognised risks and opportunities associated with climate change, we as shareholders of the Company direct that routine annual reporting from 2016 includes further information about: ongoing operational emissions management; asset portfolio resilience to the International Energy Agency’s (IEA’s) scenarios; low-carbon energy research and development (R&D) and investment strategies; relevant strategic key performance indicators (KPls) and executive incentives; and public policy positions relating to climate change. This additional ongoing annual reporting could build on the disclosures already made to CDP (formerly the Carbon Disclosure Project) and/or those already made within the Company’s Scenarios, Sustainability Report and Annual Report.”

It is our intention that this is a supportive but stretching shareholder resolution. With this resolution we want to support Statoil in its preparations for the low-carbon transition.

We believe that supportive but stretching shareholder resolutions can play a positive stewardship role. The Swedish AP Funds have filed this resolution to BP and Shell as part of the ”Aiming for A” coalition in the UK. These resolutions amplify the need to balance the short- and longer-term aspects of shareholder value creation.

Thanks to Mercer1 and Carbon Tracker’s 2 research, horizon-scanning investors are aware of the portfolio risks of public policy uncertainty and potential asset stranding. Major technology transitions are rarely smooth, and draconian policy action that has to be introduced quickly after prolonged delay increases risks to investors. The resolution covers three related areas:

  Ongoing operational emissions management
  In 2014 Statoil achieved a ”C” carbon performance band (on an A-E scale) through CDP. Within the performance banding methodology considerable weight is given to operational emissions management, alongside strategic and governance issues like those below. Investors are interested in how the company is maintaining progress towards reaching an ”A”.
  For further details see https://www.cdp.net/en US/Programmes/Pages/CDP-lnvestors.aspx.

  Asset portfolio resilience to post-2035 scenarios
  Statoil has a diverse portfolio of assets (operational and in reserve). We ask that an assessment of the portfolio’s resilience against the range of IEA3, and any other relevant post-2035, scenarios be outlined to investors in routine reporting from 2016. Investors are also interested in the role exploration, disposals and cash distributions to investors will play in the nearer term.

  Strategic KPls and executive incentives
  Transitions that span decades are complex to manage and often require lead indicators and incentives. Bearing in mind existing arrangements regarding the inclusion of sustainability factors in the annual bonus, investors are interested in Statoil’s evolving approach to KPls and executive incentives, in the context of the transition to a low carbon economy, including the role played by the reserves replacement ratio (RRR).

  Finally, we’d also like to highlight the global investor coalition on climate change’s document outlining their expectations for oil & gas majors, which are available from: http://globalinvestorcoalition.org/. This builds on their carbon asset risk (CAR) initiative4.

  1 http://www.uk.mercer.com/newsroom/climate_change_scenarios.html
  2 http://www.carbontracker.org/our-work/
  3 http://www.worldenergyoutlook.org/weomodel/ (the WE0-2014 uses a scenario approach to examine future energy trends and has been extended to 2040 for the first time. It presents three scenarios: the New Policies Scenario, the Current Policies Scenario, and the 4SO Scenario)
  4 http://www.ceres.org/press/press-releases/investors-ask-fossil-fuel-companies-to-assess-how-business-plans-fare-in-lowcarbon-future

The Board’s response to case 7 ”Proposal from shareholder regarding Statoil’s strategic resilience from 2035 and beyond” addressed to Statoil ASA’s annual general meeting on 19 May 2015

Statoil’s board of directors welcomes shareholder interest in better understanding the company’s risk exposure and strategic approach to climate change.

Statoil acknowledges the scientific consensus on human-induced climate change, and supports the efforts of the United Nations and its member states to agree on and implement necessary climate measures to prevent dangerous manmade interference with the climate system. We work with governments, business, peer companies in our industry sector and civil society organisations to facilitate the development of viable global policies and regulatory frameworks.

We also work to address the climate challenge through our industrial approach to create a resilient company and in support of industrial initiatives contributing to the development of well-designed carbon pricing schemes, efforts to reduce flaring and methane emissions and to pursue industrial solutions designed to reduce the environmental impact of oil and gas production.

Statoil is a leader in the industry on transparency in our financial reporting and the board of directors will ensure that its 2016 sustainability reporting will evolve further to include additional information about the following:

a. Ongoing operational emissions management

b. Asset portfolio resilience to post-2035 scenarios

c. Low carbon energy research and development and investment strategies

d. Strategic key performance indicators and executive incentives

e. Public policy intervention

Based on the above, the board of directors recommends the general meeting to support the proposal.

Case 8 for Statoil ASA Annual General Meeting 19 May 2015

Proposal from shareholders regarding Statoil’s reporting

Two shareholders have proposed the following:
“Statoil has a diverse portfolio of operational and in-reserve assets, with increasing activities in high-risk, carbon intensive projects.
A report commissioned by HSBC1 revealed that as much as 15% of Statoil’s reserves would be stranded assets in a future where the global warming is kept below two degree Celsius. As a shareholder, it is in our interest to assess the company’s adaptability to regulations and changes in demand expected in a low-carbon society. We find that Statoil’s current reporting on its strategy for future scenarios insufficient to make such an assessment.

“In order to address the long-term viability of Statoil’ strategic direction, given the recognised risks and opportunities associated with climate change, we direct the following:

We ask that Statoil’s project within the portfolio should be assessed for its resilience against IPCC’s AR5 scenarios2. Within the assessment, we request explicit focus on:

a. High-risk assets such as unconventional fossil fuel investments, including Arctic-, tar sands-, extreme deep water- and all new projects in the portfolio.

b. Assets that can help mitigate this risk, such as renewable energy research and development and investment strategies.

The assessment should be outlined to investors in routine reporting from 2016. We further request that if these assessments reveal that the portfolio leaves the company with inadequate adaptability in a low-carbon scenario, Statoil should also present a strategy to readjust the portfolio by pulling out the implicated projects.””

1 HSBC (2013) Oil & carbon revisited – Value at risk from unburnable reserves

2 IPCC AR5 scenarios refers to RCP2.6, RCP4.6, RCP6.0, RCP8.0 in “Fifth Assessment Report” (AR5) by Intergovernmental Panel on Climate Change (IPCC)

The Board’s response to case 8 ”Proposal from shareholder regarding Statoil’s reporting” addressed to Statoil ASA’s annual general meeting on 19 May 2015

Statoil’s board of directors welcomes shareholder interest in better understanding the company’s risk exposure and strategic approach to climate change, and the board has assessed the proposal in detail.

The proposal for resolution implies that Statoil could be requested to publicly disclose commercially sensitive information, both at asset as well as at portfolio level. The board of directors does not find it appropriate to disclose economic characteristics and business development plans for single assets. Such disclosures could affect Statoil’s ability to pursue its strategy, undermine its commercial and competitive position, and put shareholder value at risk. Furthermore, it is a vital principle of good corporate governance that establishing and monitoring the company’s strategy is the responsibility of the board, and should be based on multifactorial considerations, and not a single consideration such as climate, as implied in the proposal made by WWF Norway and Greenpeace Norway.

Based on the above, the board of directors recommends the general meeting to vote against the proposal.

Case 9 for Statoil ASA Annual General Meeting 19 May 2015

Proposal from shareholders regarding Statoil’s strategy

A shareholder has proposed the following: “Statoil’s greenhouse gas emissions (CO2, CH4 and GHG) continued to grow in 2014. The change in Statoil’s executive management represents a favourable opportunity for the company to put former bad investments and losses behind, steering the company’s current risky strategy into a more sustainable direction. This requires that the company adjusts its new strategy in relation to and accordance with the goals of the Norwegian parliament and the UN to limit global carbon emissions from human activity to a level consistent with a future temperature increase of max. + 2oC.Oil and gas production and combustion account for a significant part of these emissions, and to avoid exceeding the 2-degree goal the majority of all known and unknown oil and gas reserves must be left in the ground to the end of this century. Challenging national and international climate goals contrary to the interests of the next generations of shareholders will not be a sustainable strategy for Statoil.

Proposal for resolution:
“The board develops a new strategy for a more sustainable development and administration of the company’s resources and business. The strategy should reflect the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate goals. The board should in this context consider opportunities and consequences associated with the following relevant individual strategies:

  Terminate the exploration for new oil and gas sources nationally and globally
  Minimize CO2 emissions from producing fields and processing facilities as far as possible, including carbon capture and storage
  Diversify the business with a renewed and heavy focus on renewable energy production, nationally and globally, based on wind, and perhaps wave power.

The utilization of investment funds released through the termination of new oil and gas field exploration and development for funding emission reductions in existing operations, as well as new investments in renewable energy production, should be considered. The result of the strategy work will be presented in the annual reports for 2015/16.”

The Board’s response to case 9 ”Proposal from shareholder regarding Statoil’s strategy” addressed to Statoil ASA’s annual general meeting on 19 May 2015

Climate change is quite possibly one of the greatest challenges of our time. Statoil fully acknowledges the need for the oil and gas industry to contribute with measures and emission reductions that reduce the likelihood of a global temperature increase greater than 2 degrees.

Changing the global energy system so that growing energy needs are met in a way that is sustainable poses a very fundamental challenge. While all indicators point to a need for major investments in renewable energy, the most credible forecasts indicate that there will be a considerable need for oil and gas to cover the global energy demand for decades to come, even in a low-carbon society.

As production from existing fields declines, the world relies on new resources reaching the market. Statoil wants to achieve this in the most sustainable manner possible, for example by using gas to replace coal and ensuring that production takes place with minimal energy consumption and the lowest possible carbon emissions.

Statoil’s ambition is to be the world’s most carbon-efficient producer of oil and gas, in parallel with our commitment to further developing a profitable position within renewable energy. This is how Statoil can continue to work sustainably to create value for our shareholders.

Furthermore, the board stresses the importance of complying with the principles of good corporate governance, which state that the company’s strategy is to be determined by the board.

Based on the above, the board of directors recommends the general meeting to vote against the proposal.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 28, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer